UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Bimini Capital Management, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

090319401, 090319708 and 090319807
(CUSIP Numbers of Class of Securities)

Robert E. Cauley
Chairman and Chief Executive Officer
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
S. Gregory Cope, Esq.
Vinson & Elkins L.L.P.
2200 Pennsylvania Avenue NW
Suite 500 West
Washington, DC 20037
(202) 639-6500
(202) 879-8916 (Facsimile)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,200,000	$240.02

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2.2 million in value of shares of the Class A common stock, par value $0.001 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$240.02	Filing Party:	Bimini Capital Management, Inc.
Form or Registration No.:	005-80071	Date Filed:	May 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 27, 2021 by Bimini Capital Management, Inc., a Maryland corporation (the “Company”), as amended and supplemented on June 4, 2021 and July 6, 2021.

The Schedule TO relates to the offer by the Company to purchase up to $2.2 million in value of shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a price not greater than $1.85 nor less than $1.65 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 2021 (a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO), as amended and restated by the Amended Offer to Purchase dated June 4, 2021 (a copy of which was filed as Exhibit (a)(1)(F)) (the “Offer to Purchase”) and in the related Letter of Transmittal (a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO), as amended and restated by the Amended Letter of Transmittal (a copy of which was filed as Exhibit (a)(1)(G)) (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The purpose of this Amendment No. 3 is to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time.

Item 11.	ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

“On July 8, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., New York City time, on July 2, 2021. A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION
(a)(5)(D)*	Press Release issued by the Company on July 8, 2021.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2021

BIMINI CAPITAL MANAGEMENT, INC.

By:	/s/ Robert E. Cauley
Name:	Robert E. Cauley
Title:	Chairman and Chief Executive Officer

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